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Women-led Takeout Family-friendly

Coquette

Bakery

201 W. Marcy Street
Santa Fe, NM 87501
Get directions

Open until 4:00 PM
View all opening hours

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Connect with us

Coquette previously received **$21,000 of investment through Mainvest.**

Profile **Data Room** **Updates 81** **Discussion**

This is a preview. It will become public when you start accepting investment.

Early Investor Bonus: The investment multiple is increased to 2.4× for the next $10,000 invested.

This is a preview. It will become public when you start accepting investment.

THE PITCH

Coquette is seeking investment to purchase a delivery vehicle, develop product packaging, expand marketing campaigns, purchase a commercial restaurant to establish a brick & mortar location for our line of artisanal cakes.

Generating Revenue Female Entrepreneur Operating Pop-ups First Location Adding A Location

COQUETTE ARTISANAL CAKES ADD LAYERS OF SWEET COMFORT


Coquette
Previous

This is a preview. It will become public when you start accepting investment.

OUR OFFERINGS

Coquette specializes in the creation of artisanal layered cakes in decorated jars & supports sustainability by sourcing ingredients locally. Coquette cakes are baked fresh daily with love at a commissary kitchen.

Coquette is not accepting investment.

View investment opportunities on Mainvest


Coquette
ARTISANAL CAKES
SANTA FE, NEW MEXICO
SANTA FE SPIRITS

Creative Collaboration With The Local Distillery Santa Fe Spirits

Divined Traditional Italian Desserts With A New Coquette Twist For Sassella

Business Partnership With La Montanita Co-Op

Crafted Coquette Artisanal Cakes Exclusively For Ahmyo River Gallery & Wine Garden

Coquette Artisanal Cakes Available At The Rail Yards Market In Albuquerque

Coquette Artisanal Cakes Available At Chomp Food Hall

This is a preview. It will become public when you start accepting investment.

THE TEAM

Caitlin Olsen
Founder & Owner
Caitlin's passion for baking started early when she was inspired by her Grandmother Varian. Several Coquette artisanal cakes are made using Varian's recipes. While living in Northwest Germany, Caitlin started a bakery selling American pastries. She was delighte to introduce her customers to these delicacies. Caitlin takes pride in using only the best locally sourced ingredients in her cakes. Sh values sustainability and believes her cakes taste that much better because they reflect the place where they are made-Northern N Mexico.

This is a preview. It will become public when you start accepting investment.

Coquette is not accepting investment.

View investment opportunities on Mainvest

Coquette specializes in the creation of artisanal layered cakes in decorated jars. Coquette values sustainability & sources ingredient locally. Coquette cakes are baked fresh daily with love at a commissary kitchen.



Traditional Italian Desserts Prepared With A New Coquette Twist For Sassella

Creative Collaboration With The Local Distillery Santa Fe Spirits

Business Partnership With Chomp Food Hall

Coquette is not accepting investment.

View investment opportunities on Mainvest

This is a preview. It will become public when you start accepting investment.

The Opportunity

By investing in Coquette, you will support a business that is a unique female enterprise with an eco-friendly focus that fills a niche in Santa Fe and the surrounding area that previously was not met. Coquette uses the best locally sourced ingredients in baking artisanal cakes with love.

Proven Demand - We have already identified a loyal customer base in Santa Fe, New Mexico through our initial promotional campaigns and partnerships with local farmers, local food producers, local businesses and the economic development department.
Competitive Advantage - We offer a wide variety of high-end baked goods, including mason jar layer cakes, wedding cakes and rosettes. We are pursuing a multi-pronged distribution strategy, which will include Whole Foods, Chomp Food Hall, and online D2C distribution.
Experienced Founders - Our founder, Caitlin Olsen, has spent 15 years in the industry including operating an American Style Bakery in Meinerzhagen, Germany.

From the Founder

We are grateful for your participation in the next chapter of the evolution of Coquette. The community of Santa Fe is close to our heart & Coquette artisanal cakes add a colorful component to any visitor's experience as well as enhancing that of year-round residents. Coquette artisanal cakes in decorated jars are currently available at 6 locations throughout Northern New Mexico including farmers markets, food halls, grocery stores & restaurants. Coquette is honored to be nominated for the 2021 Business Achievement Awards sponsored by The Santa Fe Chamber Of Commerce. Santafe.com selected Coquette as one of the best bakeries in the city! Coquette looks forward to opening a café prior to the end of 2021 in Downtown Santa Fe where Lavazza espresso & coffee drinks can be enjoyed with the cakes indoors or on the outside patio. Additionally, patrons can delight in savory food options served on small plates. Engaged couples will be able to comfortably discuss their vision for the design of their wedding cake in a private office Coquette is female owned & operated. Six dedicated employees elevate the quality of the products & enhance the interactions with patrons. Sustainability is at the center of our work. Coquette is committed to making a positive impact in our lovely community. Coquette happily donates to local non-profit organizations addressing food insecurity, the arts & other vital missions. Thank you for helping our dreams of further business growth & expansion to take flight.

—Caitlin Olsen

Offerings

Artisanal layered cakes in decorated jars baked fresh daily with love at a commercial kitchen using the best locally sourced ingredients.
We have partnered with local wedding planners to offer our unique cakes in decorated jars & traditional wedding cakes as a special dessert option for couples.
We also offer a wide decadent charcuterie boards.

Our Story

Coquette is the brainchild of Caitlin Olsen, owner and operator, who noticed that there were limited food options available for beach goers in Montauk, New York, during the Summer months. Seeking to fill this void, she started Coquette in July 2019.

More recently, Coquette relocated to Santa Fe, New Mexico, where our cakes have proven to be quite popular. Operating out of a commercial kitchen, we are able to maintain a streamlined and efficient operation. Here in Northern New Mexico, we are collaborating with local restaurants to provide our cakes as custom confections on their menus. Coquette artisanal cakes in decorated jars are currently available at 6 local venues including farmers markets, food halls, grocery stores & restaurants. Coquette anticipates a busy upcoming wedding season as pandemic related restrictions start to ease. Coquette emphasizes the personality of the engaged couple in the wedding cake design. Coquette artisanal wedding cakes reflect the overall style & ambiance of the wedding ceremony & reception while offering a fun alternative to traditional wedding cakes for the forward-thinking bride and groom.
This is a preview. It will become public when you start accepting investment.

THANK YOU FOR INVESTING IN COQUETTE!

Coquette is grateful for all investments. The continued support & demonstrated confidence in Coquette's commitment to supporting sustainable communities & producing elegant artisanal cakes from locally sourced ingredients is humbling & inspiring. Your investments help our dreams of further business growth & expansion to take flight. Coquette appreciates your investment in our future.

PRESS

Let them eat cake: Coquette satisfies your sweet tooth
Banana cream bread pudding, tiramisu, strawberry shortcake, and apple crisp served in a mason jars? Yes, please. Coquette, rec

Coquette offers layers of sweet comfort in a jar
In the middle of a pandemic, as it turns out, you savor life’s little pleasures even more.

Santa Fe's gourmet youthquake: Three businesses to savor
Tender Fire Kitchen, Coquette and Bread Shop refresh the local food landscape

Coquette is not accepting investment.

View investment opportunities on Mainvest

 **[Coquette Named One Of The Best Local Bakeries By SantaFe.com]**



Santa Fe Spirits tasting room reopens, adds Coquette desserts
The Santa Fe Spirits downtown tasting room reopened Thursday with a new spirits and dessert pairing, partnering the distillery w

Food hall trend reaches Santa Fe with Chomp, set to open this month
Food halls are emerging as an answer to the post-pandemic dilemma of what will be left of the restaurant world.

SCRUMPTIOUS CAKES PAIRED WITH LOCALLY DISTILLED COCKTAILS


Coquette

This is a preview. It will become public when you start accepting investment.

SAVOR SUMMER WITH COQUETTE ARTISANAL CAKES AT THE RAIL YARDS MARKET IN ALBUQUERQUE



Updates

MAY 22ND, 2021

The Second Phase Of The Coquette MainVest Campaign Opens Soon

Coquette is delighted to announce that the first phase of the Coquette MainVest Campaign raised $21,000 thanks to the generosity of 45 investors. The second phase of the campaign will open this week. Thanks to the first round of investments, Coquette has thrived during the past year & expanded while successfully navigating the difficulties related to the pandemic.

We are grateful for your participation in the next chapter of the evolution of Coquette. The community of Santa Fe is close to our heart & Coquette artisanal cakes baked fresh daily with love using locally sourced ingredients add a colorful component to any visitor's experience as well as enhancing that of year-round residents. Coquette artisanal cakes in decorated jars are currently available at 6 locations throughout Northern New Mexico including farmers markets, food halls, grocery stores & restaurants. Coquette is hon ored to be nominated for the 2021 Business Achievement Awards sponsored by The Santa Fe Chamber Of Commerce. Santafe.com selected Coquette as one of the best bakeries in the city! Coquette looks forward to opening a café prior to the end of 2021 in Dow town Santa Fe where Lavazza espresso & coffee drinks can be enjoyed with the cakes indoors or on the outside patio. Additionally, patrons can delight in savory food options served on small plates & take a lovely bouquet of locally grown flowers home with them. Engaged couples will be able to comfortably discuss their vision for the design of their wedding cake in a private office. Coquette is female owned & operated. Six dedicated employees elevate the quality of the products & enhance the interactions with patrons. Sus tainability is at the center of our work. Coquette is committed to making a positive impact in our vibrant community. Coquette happi donates to local non-profit organizations addressing food insecurity, the arts & other vital missions. Thank you for helping our dreams of further business growth & expansion to take flight.

https://youtu.be/SWrpolmDfbw

MAY 5TH, 2021

Coquette is not accepting investment.

View investment opportunities on Mainvest

Coquette is thrilled to announce that our MainVest Campaign has raised $20,000! We are very grateful for each & every investment. Thank you for your generosity & demonstrated confidence in the vision for the future of Coquette! Your support makes realizing our dreams possible.

https://youtube.com/shorts/SWrpolmDfbw?feature=share



MAY 3RD, 2021
Two Days Left To Raise $1,000 • Help Coquette Reach The Investment Campaign Goal of $20,000!

Two Days Left To Raise $1,000 • Help Coquette Reach The Investment Campaign Goal of $20,000!

Coquette is so close to reaching the important MainVest Campaign goal of $20,000. Two days remain to raise $1,000 which will achieve this important benchmark. Will you be the investor to make a positive impact & help Coquette achieve this goal? Join the 42 investors who have generously demonstrated their confidence in the future of this award-winning artisanal cake shop nestled in the mountains surrounding Santa Fe, New Mexico. Coquette is female owned & operated & proudly supports sustainable communities by sourcing ingredients locally & donating to local non-profit organizations. Coquette is grateful for the abundance of support & investments which helped our MainVest Campaign thus far. Our ability to prosper & expand our operations during the pandemic is as a direct result of this successful investment campaign. Thank you! Your investments help our dreams to take flight. Coquette is very grateful.

https://youtube.com/shorts/SWrpolmDfbw?feature=share





MAY 2ND, 2021
3 Days Left To Invest $2,200 In Coquette • Help Coquette Reach The Important Campaign Goal Of $20,000 Raised

Thank you for investing in the future of Coquette Artisanal Cakes, selected as one of the best bakeries in the city by santafe.com! Help Coquette's MainVest Campaign reach $20,000. Only $2,200 needed to reach this important investment campaign goal!

Coquette is female owned & operated & committed to supporting sustainable communities. Coquette Artisanal Cakes In Decorated Jars are baked fresh daily with love at a commissary kitchen using the best locally sourced ingredients.

Coquette is grateful & humbled by the outpouring of generosity & support thus far. Each & every investment goes a long way toward helping the dream for the growth & expansion of Coquette to take flight. Thank you for demonstrating confidence in the vision for this burgeoning boutique bakery.

Invest In Coquette: https://mainvest.com/b/coquette-santafe

https://youtube.com/shorts/SWrpolmDfbw?feature=share

Coquette is not accepting investment.
View investment opportunities on Mainvest



















RAIL YARDS
market
May – October, Sundays, 10am-2pm
FOOD, MUSIC, ART
777 1st St SW (1st and Hazeldine SW)
3 BLOCKS SOUTH OF ALVARADO STATION
RailYardsMarket.org
TRAINED IN COVID-SAFE PRACTICES
SHOP SMALL
LOVE
hey albuquerque!
COQUETTE ARTISANAL
cakes will be sold
AT THE RAILYARDS
market starting may 9th!
Coquette

CHOMP.
FINE
FOOD
BAZAAR

APRIL 22ND, 2021

Happy Earth Day - Sustainability Matters

May Earth Day be a reminder to all of us how delicate our precious planet is & to be mindful of our actions each & every day so that the world can heal. Warm wishes from Coquette for a happy Earth Day! 🌱 🌎 🌳


HAPPY
Earth Day

APRIL 21ST, 2021

New Community Creative Collaborations!

Coquette values sustainability & is committed to sourcing ingredients locally whenever possible. Additionally, Coquette makes charitable contributions to several non-profit organizations in Northern New Mexico addressing food insecurity & making an overall positive impact on the unique & diverse communities here.

Coquette is grateful to Kakawa Chocolate House: https://kakawachocolates.com & Sassella Authentic Italian Deli: https://sassellasantafe.com for providing high quality chocolate truffles, cured meats, specialty cheeses & oils respectively for the new charcuterie boards available starting in May at Ahmyo River Gallery: https://www.ahmyorivergallery.com Vivac wines will be paired with these Coquette charcuterie boards & exclusive artisanal layered cakes in decorated jars.

https://vivacwinery.com

It is rewarding to see the interesting ways that Coquette has grown & expanded as a business since its inception in 2019. When visiting Northern New Mexico, I invite you to stop by one of the five locations to sample the artisanal cakes & charcuterie boards.

Thank you for your steadfast support of this burgeoning boutique bakery. This level of growth would not be possible without your faith in the vision for the future of Coquette. We are grateful for your generosity & demonstrated confidence in our work. Coquette looks forward to exploring new opportunities for community partnerships & further expansion.









APRIL 16TH, 2021
Coquette Cakes Available At 5 New Locations!

Coquette is at the start of a bustling Summer season. Coquette is committed to supporting sustainable communities & sources ingredients for the artisanal cakes locally. Coquette artisanal cakes in decorated jars will be available at the following locations throughout Northern New Mexico starting in May:

Ahmyo River Gallery: https://www.ahmyorivergallery.com/ Paired With Vivac Wines: https://vivacwinery.com/

Santa Fe Spirits Downtown Tasting Room:
https://santafespirits.com/

La Montanita Co-Op Santa Fe:
https://lamontanita.coop/

Chomp Food Hall:
https://chompsantafe.com/

Albuquerque Rail Yards Market:

Coquette is not accepting investment.
View investment opportunities on Mainvest

Coquette is thrilled to be a part of these creative collaborations! Three new members have been added recently to the Coquette team. Looking forward to a fun Summer & adding a touch of sweetness to the lives of more people! Your support is greatly appreciated.


Coquette
ARTISANAL CAKES
SANTA FE, NEW MEXICO
Coquette
ARTISANAL CAKES
SANTA FE, NEW MEXICO
SANTA FE
SPIRITS
Apple Pear Crisp With Apple Brandy &
NY Style Cheesecake
$12
Bakalava Drizzled In Honey With Atapiño Piñon
Liqueur & Crème Brûlée
$12
Chocolate Molten Cake & Macaroons
With Colkegan Whiskey Sauce
$12
Coquette
ARTISANAL CAKES
SANTA FE, NEW MEXICO

APRIL 9TH, 2021

Coquette & Santa Fe Spirits Gets The Press!

Thank you to The Santa Fe Reporter for helping to share the good news about the exciting collaboration between Coquette & Santa Fe Spirits!

“One of our all-time favorite readers works at Santa Fe Spirits (she knows who she is), and that’s why we’re telling you that the local spirit biz is reopening its tasting room to people who can be cool about public health and safety. By the time you read this, those rooms will be open again. And as if that weren’t enough, local baker Coquette will now provide sweet desserts-in-jars for those rooms, including an apple pear crisp, a New York-style cheesecake and baklava drizzled in honey. Pair those with some whiskey? OH. EM. Gee.”

https://www.sfreporter.com/food/thefork/2021/04/08/the-fork/

Coquette is not accepting investment.

View investment opportunities on Mainvest


Coquette


Carry-On Kit $30.00
Toddy Cube $60.00
Coquette
ARTISANAL CAKES
SANTA FE, NEW MEXICO
Coquette
Coquette
ARTISANAL CAKES
SANTA FE, NEW MEXICO

APRIL 8TH, 2021

Thanks To All Who Have Helped The Coquette Campaign Reach $15,000!

Coquette is grateful to all investors who have helped our dreams to take flight! Together, you have invested $15,000 in Coquette. Your support helps to ensure that this Artisanal Cake Shop will emerge from the difficulties related to the pandemic as a thriving business poised for growth & expansion. Coquette is grateful for your generosity & demonstrated confidence in our vision for the future. Thank you!

https://youtu.be/SWrpolmDfbw


THANK YOU
FOR HELPING US
GROW

APRIL 8TH, 2021

Coquette At SF Community Convention Center Commissary Kitchen

The baking magic for Coquette Artisanal Cakes happens at The Santa Fe Community Convention Center Commissary Kitchen. 🍰✨

https://www.santafe.org/meetings/meet-different/the-convention-center/

Coquette is not accepting investment.

View investment opportunities on Mainvest








Coquette

APRIL 7TH, 2021

Coquette Cakes At The Railyards Market Albuquerque

Coquette is looking forward to introducing Albuquerque residents to our artisanal cakes in decorated jars, baked fresh daily with lov using locally sourced ingredients. Starting Sunday, May 9, 2021, Coquette Artisanal Cakes will be available at The Railyards Market! Stop by our market stand and discover what all of the recent buzz is about. Coquette was selected as one of the best local bakeries by santafe.com & we are thrilled to be be expanding to reach more people throughout Northern New Mexico!

http://railyardsmarket.org

Coquette is not accepting investment.

View investment opportunities on Mainvest


BARELAS, NM
RAIL YARDS
market
NM SAFE CERTIFIED
TRAINED IN
COVID-SAFE
PRACTICES


BARELAS, NM
RAIL YARDS
market
May – October, Sundays, 10am-2pm
FOOD, MUSIC, ART
777 1st St SW (1st and Hazeldine SW)
3 BLOCKS SOUTH OF ALVARADO STATION
RailYardsMarket.org




hey albuquerque!
COQUETTE ARTISANAL
cakes will be sold
AT THE RAILYARDS
market starting may 9th!


LOVE
SHOP
SMALL
#CHAMBER


Coquette

APRIL 4TH, 2021

Happy Easter! 🐇🌷🐥

Coquette wishes you a bright & blossoming Easter! May your Spring be filled with many blessings.

https://youtube.com/shorts/bxO609BdGso

Coquette is not accepting investment.

View investment opportunities on Mainvest



APRIL 1ST, 2021
Indulge & Celebrate Spring At Santa Fe Spirits!

Coquette is excited about collaborating with the local distillery, Santa Fe Spirits, to offer 3 desserts created exclusively for The Downtown Tasting Room. We are grateful to santafe.com for helping to spread the news about the best place to sit beside your sweetheart & sip a custom cocktail while enjoying a decedent dessert. The Downtown Tasting Room is open weekly Thursday-Satu day evenings. Indulge.

https://santafe.com/coquette-santa-fe-spirits-spirited-desserts/

 

Apple Pear Crisp With Apple Brandy &
NY Style Cheesecake

Bakalava Drizzled In Honey With Atapiño
Piñon Liqueur &
Crème Brûlée

Chocolate Molten Cake & Macaroons
With A Caramel Colkegan Whiskey Sauce

MARCH 30TH, 2021
Today's New Mexican Article 'Santa Fe Tasting Room Reopens, Adds Coquette Desserts'

Thank you to Teya Vitu & The Santa Fe New Mexican for today's article 'Santa Fe Tasting Room Reopens, Adds Coquette Desserts'. Stop by The Santa Fe Spirits Downtown Tasting Room Wednesday-Saturday to enjoy handcrafted cocktails & Coquette desserts!

https://www.santafenewmexican.com/news/business/santa-fe-spirits-tasting-room-reopens-adds-coquette-desserts/article_ae520b64-8e50-11eb-b589-2f558a70dfa3.html



MARCH 25TH, 2021
Santa Fe Spirits Re-Opens Today!

The Santa Fe Spirits Downtown Tasting Room reopened today. Coquette has created 3 layered desserts in decorated jars exclusivel
available at The Downtown Tasting Room. These delicacies incorporate Santa Fe Spirits handcrafted liqueurs & locally sourced ingre
dients. This is the perfect opportunity to enjoy a cocktail & dessert! Cheers!

Coquette is not accepting investment.
View investment opportunities on Mainvest



MARCH 22ND, 2021
Coquette Desserts At Santa Fe Spirits

The Santa Fe Spirits Downtown Tasting Room reopens on Thursday, March 25th. These 3 exclusive Coquette desserts incorporating the handcrafted liquors will be available. It is the perfect place to relax & enjoy a cocktail with dessert!

Coquette is not accepting investment.
View investment opportunities on Mainvest





Coquette
ARTISANAL CAKES
SANTA FE, NEW MEXICO

SANTA FE SPIRITS

Apple Pear Crisp With Apple Brandy &
NY Style Cheesecake

Bakalava Drizzled In Honey With Atapiño
Piñon Liqueur &
Crème Brûlée

Chocolate Molten Cake & Macaroons
With A Caramel Colkegan Whiskey Sauce

MARCH 21ST, 2021

Happy Spring! 💐

Coquette wishes you a bright & prosperous Spring! As blossoms start to break open & the cold of Winter begins to thaw, inspiration for new cake designs comes easily: https://youtube.com/shorts/AT1QlDjNu2s



HELLO
SPRING

Coquette is not accepting investment.

View investment opportunities on Mainvest

New Coquette Packaging


new
COQUETTE
packaging


Coquette
Coquette


C/O
EST · 2019


SANTA FE
SPIRITS
Coquette
ARTISANAL CAKES
SANTA FE, NEW MEXICO

It has been fun to redesign the packaging for Coquette Artisanal Cakes. Spreading brand awareness has been a primary goal of this past year. Package design is an important part of branding. The vision for the new packaging was to create a sleeker, more sophisticated aesthetic.

MARCH 17TH, 2021

Happy St. Patrick's Day! 🍀🌈

May your troubles be less and your blessings be more. May nothing but happiness come through your door. Warm wishes from Coquette for luck & prosperity this St. Patrick's Day!

https://youtube.com/shorts/FiBGxid_XFA

Coquette is not accepting investment.

View investment opportunities on Mainvest


17
MARCH

MARCH 13TH, 2021

Be Part Of The Solution • Invest In Coquette

The COVID-19 Pandemic has adversely affected the food & beverage industry more than any other segment of the American economy. Over 110,000 restaurants have been forced to close during these unprecedented times.

By choosing to invest in Coquette, you are part of the solution. Your investment goes a long way towards ensuring that the unique business partnerships, creative collaborations, commitment to supporting sustainable communities, sourcing ingredients locally, developing opportunities for women & growing the retail & wedding components of the business continue to expand. Your confidence in our vision for the future as demonstrated by your investment is an inspiration. Coquette is very grateful. Thank you!

https://www.google.com/amp/s/fortune.com/2021/01/26/restaurants-bars-closed-2020-jobs-lost-how-many-have-closed-us-covic pandemic-stimulus-unemployment/amp/

Coquette is not accepting investment.

View investment opportunities on Mainvest




Closed due to
CORONAVIRUS






Independent Restaurant Coalition
SAVE RESTAURANTS
@IndpRestaurants I saverestaurants.com


Independent Restaurant Coalition
4 OUT OF 5 RESTAURANTS MAY NEVER REOPEN.
We need help from Congress.
Get involved at saverestaurants.com
@IndpRestaurants



MARCH 12TH, 2021

Coquette Partners With Santa Fe Spirits

Coquette is thrilled to announce a new partnership with Santa Fe Spirits! The cozy Downtown Tasting Room will soon reopen & Coquette is preparing several custom cakes incorporating the handcrafted distilled liquors to be available at the Read Street location. What better way to celebrate the reopening of Santa Fe businesses than to enjoy a delicious locally distilled liquor while sampling a scrumptious layered cake in a decorated jar made with locally sourced ingredients!?! Stay tuned for more details on this exciting partnership.

Coquette is not accepting investment.

View investment opportunities on Mainvest









SANTA FE
SPIRITS
DOWNTOWN TASTING ROOM

EXPEDITION
AMERICAN WEST VODKA
SILVER COYOTE
PURE MALT WHISKEY
APPLE BRANDY
HANDMADE IN SMALL BATCHES WITH
WHEELER'S
WESTERN DRY GIN
SANTA FE SPIRITS

Coquette
ARTISANAL CAKES
SANTA FE, NEW MEXICO

MARCH 8TH, 2021

Happy International Women's Day!

"Being a successful woman in business means unapologetically taking up space & fearlessly breaking social codes to pave the way for others."

-Hannah Dixon

Happy International Women's Day!

Coquette is not accepting investment.

View investment opportunities on Mainvest









More than
11.6 million
firms are owned
by women
They generate
$1.7 trillion
in sales

INTERNATIONAL
Women's Day

ChooseToChallenge
08
MARCH

Being a successful woman in business means
unapologetically taking up space and fearlessly
breaking social codes to pave the way for others.
-Hannah Dixon, Digital Nomad Kit

MARCH 2ND, 2021

Coquette Is A Santa Fe Chamber Of Commerce Member Of The Month!

Thank you to the Santa Fe Chamber Of Commerce for featuring Coquette as a Member Of The Month in The Business Advocate section of today's Santa Fe New Mexican newspaper!

Coquette is not accepting investment.
View investment opportunities on Mainvest

MEMBERS OF THE MONTH

KEEP SANTA FE BEAUTIFUL is a 501(c)3 nonprofit volunteer program dedicated to environmental education, litter awareness & prevention, and beautification programs. Through grants and private funding, KSFB works to keep Santa Fe clean, green, and beautiful. Projects include installing and landscaping the new Santa Fe Entry-Way sign, managing the Adopt-A-Median program, organizing biannual neighborhood litter cleanups, and much more! Learn more at www.keep-santafebeautiful.org



LEYBA REAL ESTATE is a family-owned full service real estate brokerage based in Santa Fe. We are privileged to have a team of 5 highly educated and successful Realtors in the family. We bring a unique brand of knowledge and local expertise to each transaction. Gabriel and Maria are lifelong residents of Santa Fe and have both been Realtors for over 22 years and members of the SF Chamber for over 17 years and Ambassadors for the Chamber for almost as long. "The Chamber has been a very useful tool in developing and growing our business." Contact us at 505 473-0223 or www.leybarealestate.com.



COQUETTE ARTISANAL CAKES is named one of the best bakeries in the city by santafe.com, specializes in the creation of 12 elegant layered cakes in decorated jars. Coquette, a female-led business, values sustainability & sources ingredients locally. Invest in Coquette to help this burgeoning bakery successfully navigate the next stage of business growth including grocery store sales & purchasing a delivery vehicle: https://mainvest.com/b/coquette-santafe. Visit www.coquettecakes.com to order or learn more.



FEBRUARY 27TH, 2021
New Custom Coquette Sign!



So excited about the new custom sign for Coquette made by Wiley Santa Fe! If you are looking for custom made cutting boards & other handcrafted kitchen items, check out Wiley Santa Fe: https://wileysantafe.com/shop

FEBRUARY 26TH, 2021
Thank You For Helping To Raise $10,000 For Coquette!

Coquette is not accepting investment.
View investment opportunities on Mainvest



Thanks to each & every investor who has contributed to the Coquette MainVest Campaign thus far. Together you have helped us raise $10,000! Your faith in the vision for Coquette & confidence in the work is inspiring. I am humbled by your generosity & grateful for your support. Many thanks!

https://youtu.be/vtoRXOdkPSY

FEBRUARY 24TH, 2021
Order A Custom Coquette Cake For Passover Or Easter

Spring is in the air! Order a custom cake from Coquette for Passover or Easter. Choose your favorite cake design & flavor. Call today 505.372.8957.

https://youtu.be/uKXWxeBvh1Q






FEBRUARY 20TH, 2021
Coquette Cakes Coming Soon To Chomp Food Hall!

Coquette is thrilled to announce that our artisanal layered cakes in decorated jars made from locally sourced ingredients will be available at Chomp Food Hall. Chomp is the newest addition to the Santa Fe food scene offering patrons the opportunity to enjoy locally produced food specialties, a distinct selection of wines & unique gifts. Congratulations to Chomp Food Hall! Santa Fe is grateful that you are here.

https://www.santafenewmexican.com/news/business/food-hall-trend-reaches-santa-fe-with-chomp-set-to-open-this-month/article_bbca9f0c-1882-11eb-9c8b-e7869addf9ba.html


Coquette
ARTISANAL CAKES
SANTA FE, NEW MEXICO
Bountiful Cow
Cheese Co.


cleanse


Coquette
ARTISANAL CAKES
SANTA FE, NEW MEXICO


Coquette
ARTISANAL CAKES
SANTA FE, NEW MEXICO

FEBRUARY 19TH, 2021

Chomp Food Hall Opens In Santa Fe!

Chomp Food Hall in Santa Fe is open! Chomp is centrally located in downtown Santa Fe at 505 Cerrillos Road in the Luna Building. Chomp features food specialities from a variety of local vendors including Coquette Artisanal Cakes. Enjoy a glass of wine at the wine bar, sample some scrumptious locally produced food while shopping for a unique gift. Coquette is thrilled for this exciting new addition to the local food scene. Congratulations to Chomp!

https://chompsantafe.com






FEBRUARY 17TH, 2021
Follow Coquette on Instagram

Help Coquette reach 1,000 followers on Instagram by following us @coquette.cakes

Thank you!

https://youtu.be/BSOUXwnZGvQ




COQUETTE

Life is short.
Make it sweet.







FEBRUARY 14TH, 2021
Happy Valentine's Day!

❤Wishing you much love on Valentine's Day From Coquette! ❤

https://youtu.be/TyNG25Lmngc


Happy
Valentines
Day

FEBRUARY 12TH, 2021

Your Investment Makes A Positive Impact In The Communities Of Northern New Mexico ❤

Spread the love this Valentine's Day by investing in Coquette Artisanal Cakes, making a positive impact in Santa Fe, New Mexico. Coquette is committed to supporting sustainable communities. Each of the 12 delicious layered cakes in decorated jars are baked fresh daily with love using the best locally sourced ingredients. Coquette looks forward to offering a pastry chef internship to a local student this Summer. Additionally, Coquette will partner with Santa Fe Spirits to host a 4 course meal featuring creations by local chefs. Each course will be paired with a unique drink from Santa Fe Spirits. Local musicians will perform & local art will be displayed & sold. As New Mexico gradually emerges from a months-long lockdown & pandemic restrictions start to ease, this is an excellent community building event that will help promote local restaurants. Your investment in Coquette has a positive impact that benefits not only this award-winning artisanal cake shop but the broader community of Santa Fe. Thank you for helping us make a difference!

https://youtu.be/M0anwGDkhLk

Coquette is not accepting investment.

View investment opportunities on Mainvest


LOVE
SHOP SMALL
#CHAMBER

FEBRUARY 10TH, 2021

Save Small Businesses

By choosing to invest in small businesses, your support can be the difference between that business permanently closing or staying open during the current crisis. There are roughly 30 million small businesses in the U.S., that means 9 million small firms are at risk of closing for good this year. Thank you for choosing to invest in Main Street businesses. There has never been a greater sense of urgency for your financial support. The future of small businesses in the U.S. absolutely depends on it. Thank you for being mindful of the bleak outlook and doing your best to improve the situation. Your contributions are acknowledged & appreciated.

https://www.cbsnews.com/news/small-business-federal-aid-pandemic/


Why Small Businesses Matter
Small businesses are the bedrock of the U.S. economy.
They stimulate growth, create jobs and serve vital needs within their local communities.
Seattle
Portland
Minneapolis
Boston
New York
Detroit
Philadelphia
Chicago
Denver
Washington, DC
Los Angeles
Atlanta
Phoenix
Dallas/Ft. Worth
Miami
There are an estimated 27 million small businesses currently operating in America.
66% of all job opportunities in America are created by these small businesses.
More than 50% of all Americans own or work for a small business.

FEBRUARY 8TH, 2021

Sign Up Today for the Coquette E-Newsletter

Coquette is not accepting investment.

View investment opportunities on Mainvest

Sign up today for the Coquette E-Newsletter by visiting our website: https://www.coquettecakes.com/contact

This is the best way to stay informed about the latest Coquette news & announcements. 🍰

https://youtu.be/oVXn9Raz1Tk



FEBRUARY 6TH, 2021
❤Valentine's Day Dessert Recipes❤

If you are seeking inspiration for the best way to woo your sweetheart on Valentine's Day, these dessert recipes are an excellent place to start:

https://www.brit.co/valentines-day-dessert-recipes/

Happy Valentine's Day!






FEBRUARY 6TH, 2021
Save Restaurants!

Save Restaurants! The COVID-19 pandemic has crippled the restaurant industry. Many restaurants have been forced to close & may never reopen. Millions of restaurant workers have lost their jobs. Wondering what you can do to make sure your favorite restaurants survive the pandemic? Visit this website to find out more about actions you can take to save restaurants:

https://www.saverestaurants.com/take-action/

• 4 out of 5 restaurants may never reopen

• 7 million restaurant workers have lost their jobs

Coquette thanks you for doing what you can to support your favorite local restaurants. Americans are resilient & if we exercise compassion & understanding, together we will prevail.

Coquette is not accepting investment.
View investment opportunities on Mainvest


Independent Restaurant Coalition
SAVE RESTAURANTS
@IndpRestaurants | saverestaurants.com


Independent Restaurant Coalition
4 OUT OF 5 RESTAURANTS MAY NEVER REOPEN.
We need help from Congress.
Get involved at saverestaurants.com
@IndpRestaurants




SAVE
RESTAURANTS


TAKE ACTION
SAVE RESTAURANTS
Over 7 million restaurant workers have lost their jobs.
Join CAA Culinary and the Independent Restaurant Coalition to #SaveRestaurants.
Take action by co-signing the #SaveRestaurants letter calling on Congress to save local restaurants, jobs and livelihoods.
To add your name to the letter, visit saverestaurants.com/letter
Independent Restaurant Coalition
CAAfoundation

FEBRUARY 5TH, 2021

We Love Our Supporters!

As Valentine's Day approaches, Coquette is reminded of all of the people who have supported our business over the past year. 2020 brought many unique challenges & we could not have navigated through them without the steadfast support of our loyal customers, business partners, investors, family & friends. Thank you for believing in our vision for the future of Coquette. We are excited to celebrate this progress with you as new developments unfold. Happy Valentine's Day! Spread the love.

https://youtu.be/M0anwGDkhLk

Coquette is not accepting investment.

View investment opportunities on Mainvest


We Love
doing business
with you!

FEBRUARY 4TH, 2021

Vote For Coquette-Best Of Santa Fe!

Nominate Coquette in the 'Best Bakery' & 'Best Dessert' categories of The Best Of Santa Fe 2021:

https://www.sfreporter.com/bosf/

Thank you. Much love. ❤





WE YOU!
DO YOU LOVE US TOO?
Vote For Coquette in the
'Best Bakery' & 'Best Dessert'
Categories! Thank you. Much
Love.
SANTA FE REPORTER
BEST of SANTA FE
2021
VOTE FOR US
NOMINATIONS:
FEBRUARY 1 - MARCH 15
FINAL VOTING: MAY 1 - 31
sfreporter.com/bosf

FEBRUARY 3RD, 2021

Best Of Santa Fe 2021-Nominate Coquette!

Coquette is not accepting investment.

View investment opportunities on Mainvest





Nominate your favorites online in The Santa Fe Reporter's Best Of 2021 Edition! Great way to support local small businesses. Thank you for considering Coquette as your choice for 'Best Bakery' & 'Best Dessert'. Spread the love. ❤️

https://vote.sfreporter.com

JANUARY 30TH, 2021
Important Milestone Reached

Thank you for investing in Coquette Artisanal Cakes! I am humbled by the outpouring of support shown by so many people. Your confidence in the future of Coquette continuing to grow & thrive is inspiring. Thank you for helping to make the dream of expanding this boutique bakery possible. I am grateful & joyfully overwhelmed.

Thanks to each of you, I am delighted to announce that Coquette's MainVest Campaign has raised $7,100!

https://youtu.be/PYs-RqvnfyE

JANUARY 30TH, 2021
Vote For Coquette-Best Of Santa Fe 2021!









WE YOU!
DO YOU LOVE US TOO?
SANTA FE REPORTER
BEST of SANTA FE
2021
NOMINATIONS:
FEBRUARY 1 - MARCH 15
FINAL VOTING: MAY 1 - 31
sfreporter.com/bosf
VOTE FOR US

Coquette

Coquette

ARTISANAL CAKES
SANTA FE, NEW MEXICO

Show us some love by voting for Coquette in the Santa Fe Reporter 2021 Best Of Santa Fe Edition! Online voting starts Feb. 1st. Thanks Santa Fe! We ❤ you.

Vote for Coquette: https://www.sfreporter.com/bosf/

JANUARY 29TH, 2021

Wedding Planning Returns To New Mexico!






It is exciting to be scheduling wedding cake tastings again! The pandemic has prevented large gatherings from occurring. As New Mexico counties start to gradually re-open & restrictions are lifted many couples are optimistic about the possibility of being able to get married in the way they initially envisioned. As a result, wedding planning has resumed. I am thrilled to be scheduling wedding cake tastings again! Looking forward to a busy wedding season in Northern New Mexico this Summer!

JANUARY 25TH, 2021
Spread The Love This Valentine's Day By Investing In Coquette

Spread the love this Valentine's Day by investing in Coquette Artisanal Cakes! Your investment in this female-led burgeoning bakery selected as one of the best in Santa Fe, ensures that Coquette will be able to successfully achieve the exciting business expansion goals on the horizon including:

• Product Preparation For Grocery Store Sales

• Purchase Of A Delivery Vehicle

• Multi-Faceted Advertising Campaign

Coquette values sustainability & sources ingredients locally for the 12 scrumptious layered cakes in decorated jars. Life is short.
Coquette is not accepting investment.
View investment opportunities on Mainvest

https://youtu.be/M0anwGDkhLk


Spread the Love

JANUARY 20TH, 2021

Only 14 Days Left To Help Coquette Reach Investment Goal!

There are only 14 days left to invest in Coquette Artisanal Cakes, selected as one of the best bakeries in the city by santafe.com. Coquette is grateful for each & every investment that has helped us to nearly reach the mid-way point of our investment goal. Who will be the one to push us past that final investment goal? So far, $4,800 have been raised. Just $ 5,200 more to go. We have faith that we will reach this goal. Help us get there! Invest today in Coquette. Thank you.

Coquette is a female-led small business valuing sustainable practices. Coquette specializes in the creation of 12 elegant layered cakes in decorated jars. Coquette sources ingredients locally. Each cake is baked fresh daily with love at a commissary kitchen. You investment helps Coquette to successfully navigate the next stage of business growth including:

• Purchase Of A Delivery Vehicle

• Product Labels & Packaging For Grocery Store Sales

• Advertising & Marketing


14
DAYS

JANUARY 16TH, 2021

18 Days Left To Reach Coquette's Investment Goal!

Coquette is not accepting investment.

View investment opportunities on Mainvest





Only 18 days left to invest in Coquette! Nearly $5,000 has already been invested. Who will be the one to help Coquette Artisanal Cakes reach their MainVest Campaign goal of $10,000? Your investment in Coquette will support this award-winning burgeoning boutique bakery successfully navigate the next stage of business expansion including preparation of the products for sale at grocery stores throughout the Southwest, purchasing a delivery vehicle & implementation of a multi-faceted advertising campaign. Coquette is female owned & operated. Every scrumptious layered cake is baked fresh daily with love using locally sourced ingredients. Coquette looks forward to offering a Spring internship for a pastry chef student in Santa Fe, New Mexico. Sustainability is at the heart of Coquette. Invest today & be part of the exciting developments on the horizon. Thank you!

JANUARY 14TH, 2021
Gemütlichkeit Dreams

Gemütlichkeit is a German-language word used to convey the idea of a state or feeling of warmth, friendliness & good cheer. Other qualities encompassed by the term include cosiness, peace of mind & a sense of belonging & well-being springing from social acceptance. The corner bakery evokes this warm feeling of coziness. One day I hope to find the perfect brick & mortar location for Coquette to create a warm hearth & central gathering place for the community.

Coquette is not accepting investment.
View investment opportunities on Mainvest



JANUARY 11TH, 2021
Albuquerque Railyards Market

Coquette is thrilled to be a vendor in the Spring of 2021 at The Albuquerque Railyards Market: http://railyardsmarket.org


THE YARDS


Sundays • May-Oct • 10am-2pm
BARELAS, NM
RAIL YARDS
market
www.RailYardsMarket.org
BARELAS COMMUNITY COALITION
& PRESBYTERIAN





JANUARY 8TH, 2021

Pasatiempo Article About Coquette

Coquette is grateful to be featured in an article by Michael Abatemarco in today's edition of The Pasatiempo, Santa Fe New Mexicar newspaper:

https://www.santafenewmexican.com/pasatiempo/restaurants/amuse_bouche/let-them-eat-cake-coquette-satisfies-your-sweet-tooth/article_b24a1c12-2f63-11eb-9ec2-1b8645cc7b02.html

Coquette is not accepting investment.

View investment opportunities on Mainvest




Coquette



JANUARY 2ND, 2021

New Sustainable Containers

Coquette is always seeking new ways to improve our sustainable practices. In an effort to find a more sustainable container for the layered artisanal cakes, these PET plastic jars were discovered. I envision engraving Coquette's crest on the jar lid.

Coquette is not accepting investment.

View investment opportunities on Mainvest







These PET plastic jars are made from a very energy-efficient packaging material. It enjoys a very favorable sustainability profile in comparison to glass, aluminum and other container materials.

Its sustainability jumps even higher when recycling is introduced, since approximately 40% of PET's energy use is attributable to its "resource energy" - the energy inherently trapped in its raw materials that can be recaptured and reused through recycling.

JANUARY 1ST, 2021
New Year • New Opportunities

Warm wishes for a prosperous new year from Coquette! The dawn of 2021 brings many exciting opportunities for this burgeoning boutique bakery, selected as one of the best in Santa Fe. The current goal is to launch the retail sale of Coquette Artisanal Cakes in several Northern New Mexico grocery stores. It is thrilling that soon La Montanita Co-Op in Santa Fe will sell Coquette Artisanal Cakes. Additionally, Chomp Food Hall plans to open this month where our delicious cakes in decorated jars will be sold along with a variety of locally produced food items & gifts. The vendor on-boarding process continues with the Rocky Mountain Whole Foods stores.

Strategic planning for steady growth & expansion is underway for the necessary manufacturing & distribution process necessary to reach a larger number of grocery stores throughout the Southwestern region. Local Flavor magazine recently featured an article

“NMFF’s idea is to develop, package and ship New Mexico-based products for and by local brands, farmers and even chefs,” Charle Dale continues. “Because we can process relatively small batches, we are ideally suited to help develop custom products for the loc culinary community. This could extend a chef or restaurant’s brand into wholesale or retail, or for takeout and delivery. We can extend the shelf life of certain items in some cases for up to 120 days.”

He adds, “There are so many possibilities for this company to help bring small local producers to market; we are very excited to be a part of the New Mexico culinary community!”



Coquette is optimistic about all of these fantastic opportunities on the horizon! With so much to look forward to it is easy to find inspiration for new cake designs to explore as weddings return to New Mexico later this year: https://youtu.be/jAhSdIkA7ug

DECEMBER 30TH, 2020

Best Wishes For An Amazing New Year!

Coquette is not accepting investment.

View investment opportunities on Mainvest


As we get ready to close
the door to the chaos
and loss of this past year,
may we open a new
door to miracles, good health
and beautiful surprises,
as we welcome 2021.
Best wishes for an
amazing new year!
Inspire
YOUR BEAUTIFUL SOUL

DECEMBER 28TH, 2020

Excited For The 2021 Wedding Season!

Coquette Artisanal Cakes is looking forward to the 2021 Wedding Season in New Mexico! Coquette creates personalized wedding cakes customized to reflect the unique personality of a couple & capture the overall theme of their special day. Currently, Coquette booking tastings for the upcoming Wedding Season. Coquette Artisanal Cakes uses the best locally sourced ingredients. Santafe.-com recently named Coquette one of the best bakeries in the city.






DECEMBER 25TH, 2020

Thank You For Supporting Coquette During The Holidays!

Warm wishes to all for a pleasant holiday season & bright new year ahead filled with exciting opportunities, joy & many blessings. Coquette is very grateful for the generous support now & always. Thank you!



DECEMBER 23RD, 2020
Coquette Talks All Things Cake With MK Mendoza On KSFR Radio

It was such a delight to discuss Coquette with MK Mendoza on her KSFR Radio Show *Wake Up Call!* Listen to the podcast here:

https://ksfrnews.libsyn.com/coquette-cakes-born-from-an-artisinal-boutique-bakery-making-a-name-for-new-mexico




SHOP
LOCAL


Coquette
STRAWBERRY
SHORTCAKE

DECEMBER 23RD, 2020

Happy Holidays From Coquette!

Warm wishes for a wonderful holiday season & bountiful new year!

Coquette is not accepting investment.

View investment opportunities on Mainvest



DECEMBER 19TH, 2020
Merry & Bright

https://youtu.be/D94MxsE0lVQ

During this festive season, may you find joy spending time with friends & family. Hopefully, a peaceful respite is found from the chac & confusion of this stressful year. As a new small business, Coquette continues to adapt to the steady stream of changes brought about by the pandemic. Grubhub offers a safe way for local residents to have scrumptious artisanal cakes delivered to their front door. Virtual Holiday Art Fairs are an innovative way Coquette has joined fellow creative entrepreneurs to reach new audiences.

Preparations are accelerating for retail sale of Coquette Artisanal Cakes at Northern New Mexico grocery stores. Your investment in Coquette helps to ensure that the launch of this product in grocery stores is a success. Your generosity contributes towards the nex stage of business expansion including widening the regional distribution of Coquette Artisanal Cakes to be sold throughout the Southwest.

With so much to consider during this busy time of year, Coquette greatly appreciates your taking the time to invest in this burgeonir award-winning boutique bakery.

Happy Holidays!











Coquette
BOUTIQUE BAKERY
SANTA FE, NEW MEXICO

Invest In Coquette

An investment in Coquette helps this eco-conscious Santa Fe bakery successfully navigate the next stage of business growth. Life is short. Make it sweet.
Coquette

INVEST LOCAL

MAINVEST

DECEMBER 13TH, 2020
Thank You For Generously Supporting Coquette!

Coquette is not accepting investment.
View investment opportunities on Mainvest

Thank you for each generous investment made towards ensuring that Coquette continues to grow & blossom as a successful business.

Would you consider increasing your investment amount by $100 to get Coquette closer to our goal?

Coquette Artisanal Cakes is committed to supporting sustainable communities by proudly using locally sourced ingredients in every caked freshly baked with love.

This Spring, Coquette will partner with the Santa Fe Community College to provide internships for students studying to work as pastry chefs. Coquette made donations to the Santa Fe Food Depot & The Wine & Chile Festival this year. Coquette is a female-led enterprise selected as one of the best bakeries in the city by santafe.com. Santa Fe Spirits is co-sponsoring a 5-course dinner with each course prepared by different talented local chefs & paired with special beverages by Santa Fe Spirits. Locally made art will be displayed & sold at the event, local musicians will perform & a local florist will provide the floral arrangements. Once the COVID-19 restrictions are lifted in New Mexico, details about this dinner featuring local chefs, artists & distillers will be advertised.

Coquette eagerly awaits the opening of Chomp Food Hall in Downtown Santa Fe in the coming months. Coquette Artisanal Cakes will be sold at Chomp along with a variety of locally produced food items & unique gifts. Grubhub now delivers delicious Coquette cakes within a 30 mile radius of Santa Fe.

Thanks so much for considering increasing your investment by $100 towards Coquette's MainVest Campaign! I am grateful for the abundant support & enthusiasm for Coquette & look forward to exciting business developments on the horizon. Your generosity is crucial to helping Coquette successfully accomplish several goals associated with business expansion.



Coquette is not accepting investment.

View investment opportunities on Mainvest

DECEMBER 8TH, 2020
Make A Positively Impactful Investment This Holiday Season

Ahead of the holiday season, consider supporting a small business through direct investment. Your investment will go further for the community than a purchase at a big-box retailer. I am raising capital for my community to support business growth including:

Purchasing A Delivery Vehicle
Implementing A Multi-Faceted Advertising & Marketing Campaign
Developing Product Packaging For Grocery Store Sales

 I would appreciate your help. Learn more:

https://mainvest.com/b/coquette-santafe

Looking for a unique gift that will support small businesses this holiday season? Make an investment in honor of your loved ones in this female-led, eco-conscious artisanal cake shop, voted one of the best in the city by santafe.com.

This has been a very difficult year, and as many of you are aware, Coquette has had to make some major adjustments to remain resilient. I have opened up an investment campaign that allows my supporters to invest directly in the growth of my business. As you buy presents in preparation for the holiday season, I hope you will consider investing in addition. Learn more about the terms of investment, advantages and historical financials here: https://mainvest.com/b/coquette-santafe



Coquette is not accepting investment.
View investment opportunities on Mainvest

DECEMBER 1ST, 2020

Give The Gift Of Business Growth For Giving Tuesday

Give the gift of business growth today for Giving Tuesday. An investment in Coquette helps this boutique bakery, selected as one of the best in Santa Fe, to successfully navigate the next stage of business growth including product packaging development for grocery store sales. Thank you!


#GIVING
TUESDAY

NOVEMBER 28TH, 2020

Invest In Coquette For Small Business Saturday

Invest In Coquette For Small Business Saturday!

Show your love for this boutique Santa Fe bakery, voted one of the best in the city, by investing today, on Small Business Saturday! Coquette Artisanal Cakes is female-led & committed to sustainable practices.

https://youtu.be/rdBXZHy1WvI

Coquette is not accepting investment.

View investment opportunities on Mainvest



This Small Business Saturday,

INVEST

LOCAL

 MAINVEST

NOVEMBER 28TH, 2020

Grubhub Now Delivers Coquette Cakes

Craving a delicious Coquette cake in a decorated jar? Now, orders can be placed through Grubhub & delivered to your front door in less than an hour. Enjoy layers of sweet comfort in Coquette Artisanal Cakes delivered to your home as the temperature dips. Grubhub delivers within a 25 mile radius of Santa Fe, New Mexico.

Coquette is not accepting investment.
View investment opportunities on Mainvest



GRUBHUB®

Restaurants you love, delivered.

NOVEMBER 26TH, 2020
Happy Thanksgiving!

Warm wishes for a wonderful Thanksgiving!

https://youtu.be/DJhgFitkdQM

with warm *appreciation* we wish you a *Happy Thanksgiving!*

NOVEMBER 24TH, 2020
Invest Local On Small Business Saturday • Nov. 28th

Invest Local On Small Business Saturday

Mainvest is looking to raise $250,000 in community investment for small businesses this week-you can participate by investing in C
quette Artisanal Cakes!

https://mainvest.com/b/coquette-santafe

You have a lot of power as a consumer.

You probably do not even realize how much power you have as an investor. Invest Local with Mainvest this week!
Coquette is not accepting investment.
View investment opportunities on Mainvest

Every Small Business Saturday, you are reminded that you should be spending your dollars at local shops instead of big box stores. This Small Business Saturday, I'm asking you to consider investing in small businesses, too.

I am currently raising capital to expand my brand, and thanks to a platform called Mainvest I can accept investments-not donations-from community members like you, with returns going right back to your wallet and not as interest paid back to Wall Street. This week, Mainvest is looking to raise over $250,000 in grassroots investment for small businesses across the country. Invest local with Coquette Artisanal Cakes!



NOVEMBER 23RD, 2020
Virtual Holiday Arts & Crafts Fair

Virtual Holiday Arts & Crafts Fair

Coquette will participate in the Virtual Holiday Arts & Crafts Fair via Zoom on Saturday, Dec. 12, 2020 hosted by Pia Luna Art. Delight your friends & family with unique hand-crafted gifts made by local artisans this year for the holidays.

Coquette is not accepting investment.
View investment opportunities on Mainvest



NOVEMBER 22ND, 2020
SantaFe.com Business Listing

SantaFe.com Business Directory Is An Excellent Holiday Local Shopping Resource

SantaFe.com is a great place to locate local small businesses to support during the Holiday Season. Coquette is grateful to be included in the business directory:

https://santafe.com/business_listing/coquette-pastries/

Coquette is not accepting investment.
View investment opportunities on Mainvest



NOVEMBER 21ST, 2020
Coquette Thanksgiving Sale

Coquette Thanksgiving Sale

Elegant Thanksgiving Desserts • 4 Coquette Artisanal Cakes • 15% Off • Free Santa Fe Delivery • Order Today • 505.372.8957 • www.coquettecakes.com

https://youtu.be/2ETQDiNEeKA

Coquette is not accepting investment.
View investment opportunities on Mainvest




SHOP
LOCAL


Coquette
STRAWBERRY
SHORTCAKE

NOVEMBER 16TH, 2020

2021 Sales & Costs Projections-Coquette

Coquette was recently named one of the best bakeries in Santa Fe by santafe.com: https://santafe.com/santa-fe-bakery-guide/

The 2021 sales projections for Coquette Artisanal Cakes,www.coquettecakes.com, including profits from grocery store sales, are $75,000-$100,000. Materials will cost approximately $20,000 in 2021. That does not include the cost of purchasing a delivery vehic which is essential for the next stage of business growth for Coquette. Thank you for your interest in Coquette Artisanal Cakes. Please contact me directly with any questions you might have: caitlin@coquettecakes.com

Coquette Seeks Investments To Successfully Navigate The Next Stage Of Business Growth Including:

* Purchasing a delivery vehicle

* Developing product packaging for sale of Coquette cakes in local grocery stores

* Implementing a multi-faceted advertising & marketing campaign

Coquette is not accepting investment.

View investment opportunities on Mainvest















Coquette
BOUTIQUE BAKERY
SANTA FE, NEW MEXICO
Invest In Coquette
An investment in Coquette helps this eco-conscious Santa Fe bakery successfully navigate the next stage of business growth. Life is short. Make it sweet.
Coquette
INVEST LOCAL
MAINVEST

Coquette
Named One Of
The Best Local
Bakeries
By santafe.com

Invest In Coquette

NOVEMBER 13TH, 2020

Small Business Saturday-November 28, 2020

Show your support of small businesses on Saturday, November 28, 2020 by participating in Small Business Saturday. Purchase unique holiday gifts for friends & family while doing your part to ensure that small businesses continue to thrive in this challenging economic climate. Fun facts about small businesses in the USA:

* Small businesses pay 44% of U.S. payroll.

* **Small businesses employ 57% of the country's private workforce.**

Coquette is not accepting investment.

View investment opportunities on Mainvest



SATURDAY, NOVEMBER 28

NOVEMBER 9TH, 2020
Baking Segment With Coquette On The KOB4 Morning TV Show

Watch the video of Coquette Artisanal Cakes on today's KOB4 Morning Show:

https://youtu.be/sm87XlAr_SM



NOVEMBER 7TH, 2020
Coquette In The Santa Fe Reporter

Thank you to the Santa Fe Reporter for including Coquette's MainVest Campaign in The Fork Column of the weekly newspaper!

https://www.sfreporter.com/food/thefork/2020/11/05/the-fork/

Coquette is not accepting investment.

View investment opportunities on Mainvest



NOVEMBER 5TH, 2020
Coquette Featured Twice In The Santa Fe New Mexican

Coquette is grateful to The Santa Fe New Mexican for featuring this artisanal cake business twice on Tuesday, Nov. 3rd. The Santa Fe Chamber of Commerce celebrated Coquette's membership with a ribbon cutting ceremony and this was included in the Business Advocate section of the newspaper. Additionally, Coquette is looking forward to the upcoming opening of Chomp Food Hall in Downtown Santa Fe. Several local food vendors, including Coquette, will have their products available for sale. It has become increasingly important to improve access to locally sourced food options and to have transparency around where food is grown and produced. Chomp is a refreshing option on the Santa Fe food scene that supports sustainable community.

https://www.santafenewmexican.com/news/business/food-hall-trend-reaches-santa-fe-with-chomp-set-to-open-this-month/article_bbca9f0c-1882-11eb-9c8b-e7869addf9ba.html

Coquette is not accepting investment.
View investment opportunities on Mainvest

Coquette Bakery celebrates their ribbon cutting at the Santa Fe Chamber of Commerce this month. Coquette is a boutique bakery in Santa Fe specializing in the creation of elegant layered cakes in decorated mason jars. Each cake is made with love using the best local & organic ingredients. Coquette was established in July 2019. As a burgeoning small business, we are currently seeking investments through MainVest. Check out their website at www.coquettecakes.com Those interested in investing please visit www.mainvest.com/b/coquette-santafe

NOVEMBER 3RD, 2020
Coquette Artisanal Cakes At Chomp Food Hall

Food hall trend reaches Santa Fe with Chomp, set to open this month

By Teya Vitu; Santa Fe New Mexican:

https://www.santafenewmexican.com/news/business/food-hall-trend-reaches-santa-fe-with-chomp-set-to-open-this-month/article_bbca9f0c-1882-11eb-9c8b-e7869addf9ba.html

Coquette is thrilled to be a part of the opening of Chomp Food Hall in Downtown Santa Fe, later this month! Stop by Chomp & enjoy locally produced food from a variety of vendors including Coquette artisanal cakes.



OCTOBER 31ST, 2020
Happy Halloween From Coquette 👻 🎃

Coquette sends warm wishes for a safe & fun Halloween!

https://youtu.be/MyhAlkqpvoU

OCTOBER 28TH, 2020
Enjoy Coquette Rosettes For The Holidays

Rosettes are delicate Scandinavian cookie made from a scrumptious batter, molded around a hot iron in oil & decorated with powdered sugar. With the cold days of Winter beckoning, curling up beside a blazing fire beneath a cozy blanket enjoying Coquette Rosettes layered with whipped cream & dark cherries in a festive decorated jar is a fabulous way to savor the Holiday Season. Warm wishes from Coquette for happy holidays enjoyed with friends & family. May the new year be filled with joy, abundance & peace!

Order Coquette Rosettes 🌼 https://www.coquettecakes.com



OCTOBER 26TH, 2020
Business Matters Podcast

Coquette is grateful to Bridget Dixson & The Santa Fe Chamber of Commerce for conducting this Business Matters radio interview about Coquette:

https://santafe.com/podcast/business-matters-october-24-2020/



SANTA FE
CHAMBER OF COMMERCE
Ribbon Cutting Certificate
This certificate is awarded to
COQUETTE
Presented by:
THE SANTA FE CHAMBER OF COMMERCE
Date
Bridget Dixson, President & CEO
10/22/2020

OCTOBER 25TH, 2020
Coquette Cakes Are An Ideal Thanksgiving Dessert Choice

Delight your guests by serving unique & lovely Coquette cakes for Thanksgiving dessert. 11 different layered cakes in elegantly deco rated jars to choose from. Each cake is made with love using locally sourced ingredients. Order a cake sample box & receive 15% off Make Thanksgiving extra special with Coquette cakes! Warm wishes for a wonderful holiday season from Coquette.

https://youtu.be/Dvxm_UOesL4

Coquette is not accepting investment.
View investment opportunities on Mainvest



OCTOBER 21ST, 2020

Coquette Supports Sustainable Communities

Coquette is committed to supporting sustainability in Santa Fe, New Mexico. That is why Coquette sources ingredients from local farmers & food producers. Navajo Pride Flour is grown on Navajo Nation & milled in Farmington, NM. DeSmet Dairy provides the milk & eggs used in Coquette cakes. Iconik Coffee Roasters is based in Santa Fe, NM, & their delicious coffee is used in the Tiramisu & Sabayon. Heidi's Raspberry Farm in Corrales, NM, grows the scrumptious berries used in several of the cakes. RZ Bees Honey provides natural sweetness for the cakes from their busy bees. It is our belief that Coquette cakes taste that much better because they reflect the place where they are made with love using locally sourced ingredients.

Coquette demonstrates their commitment to sustainability by donating 10% of sales during late September & early October to the Food Depot's Neighbor 2 Neighbor Fund in an effort to address food insecurity in New Mexico. Additionally, Coquette has partnered with Santa Fe Spirits to host a 5-course meal featuring dishes prepared by a variety of local chefs. Each course will be paired with a drink from Santa Fe Spirits. Tickets will be sold in advance & local musicians will perform & local artists will have their work displayed for sale at the event. Coquette hopes to bolster the local restaurant industry, which has been negatively impacted by the COVID-19 pandemic, by organizing this event.

Coquette looks forward to training the next generation of pastry chefs by offering internships in partnership with the Santa Fe Community College. Additionally, we look forward to welcoming local school children to tour the commercial kitchen and experience how these delicious layered cakes are produced.

Coquette is one of the participating businesses in Santa Fe Retail Bingo sponsored by the Economic Development Department & Hu ton Broadcasting. Coquette is also a member of the Santa Fe Chamber of Commerce & is providing discounted cakes to women attending the Women in Business Conference in November.

Coquette is not accepting investment.

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Santa Fe Retail Bingo-https://santafe.org/bingo



OCTOBER 18TH, 2020
Coquette In The Press

Several local newspapers & magazines have published articles about Coquette. This new Santa Fe Bakery is grateful to have continued positive support from the community!

Santa Fe New Mexican -

https://www.santafenewmexican.com/life/taste/coquette-offers-layers-of-sweet-comfort-in-a-jar/article_1027fea6-dc1e-11ea-a9cb87eb45c6324f.html

Albuquerque Journal -

https://www.abqjournal.com/1484178/santa-fes-gourmet-youthquake-three-businesses-to-savor-ex-tender-fire-kitchen-coquette-and-bread-shop-refresh-the-local-food-landscape.html

Santa Fe Reporter -

https://www.sfreporter.com/food/2020/07/08/something-older-something-new/

Coquette Named One of the Best Bakeries in Santa Fe on santafe.com -

https://santafe.com/santa-fe-bakery-guide/

Local Flavor Magazine -

http://www.localflavormagazine.com/chefs-buzz-aug-sept-2020/



OCTOBER 16TH, 2020
Coquette On The Radio

The Richard Eeds Show Podcast: https://santafe.com/podcast/richard-eeds-show-october-13-2020/

Honey Harris-The Big Show Podcast: https://santafe.com/podcasts/caitlin-olsen-of-coquette-talks-about-her-amazing-cakes-and-pastries

Cheryl Alters Jamison-Heating It Up Podcast: https://santafe.com/podcasts/caitlin-olsen-owner-of-coquette-pastries-visits-with-host-cheryl-alters-jamison



OCTOBER 13TH, 2020
Coquette Is Named One Of Santa Fe's Best Bakeries!

Coquette was named one of the best bakeries in Santa Fe on santafe.com! There are many wonderful bakeries in The City Different Coquette is honored to be in such excellent company. We are grateful to santafe.com & all of our loyal patrons for your continued support & enthusiasm for this burgeoning boutique bakery specializing in the creation of artisanal layered cakes in elegantly decora ed mason jars. Coquette cakes are baked fresh daily with love using the best locally sourced ingredients.

https://santafe.com/santa-fe-bakery-guide/



OCTOBER 8TH, 2020
New Fall Coquette Artisanal Cake Flavors

The crisp Fall air encourages us to cozy up next to a blazing fireplace snuggled inside a warm blanket. The 3 new artisanal cake flavors by Coquette are inspired by this lovely season. Treat yourself by enjoying a scrumptious pumpkin pie with whipped cream, cheese danish bread pudding & apple crisp in an elegantly decorated mason jar. Hosting a Thanksgiving celebration this year? Delight your guests by serving Coquette cakes for dessert! Warm wishes for a wonderful Fall season filled with blessings!

https://youtu.be/hzRn81C75ds



OCTOBER 1ST, 2020
Coquette Boutique Bakery Sources Ingredients Locally

Coquette Supports Sustainability By Sourcing Ingredients Locally

Coquette is proud to partner with local farmers & food producers in Northern New Mexico. Coquette believes in sustainability & Coquette cakes taste that much better because they include ingredients sourced where the cakes are made with love-New Mexico. Coquette is a boutique bakery in Santa Fe, NM, specializing in the creation of elegant layered cakes in decorated mason jars. We use only the best local ingredients including milk & eggs from DeSmet Dairy at Bosque Farms, coffee roasted at Iconik in Santa Fe, Navajo Pride Flour from wheat grown on Navajo Nation & milled in Farmington, honey from RZ Bees Honey in Santa Fe & berries from Heidi's Raspberry Farm in Corrales.

An investment in Coquette is an investment in an eco-conscious, female owned enterprise committed to building a sustainable community in Santa Fe, NM.

Coquette is not accepting investment.
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This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise   Maximum Raise

Labels & Packaging Materials & Ingredients	$10,000
Equipment	$18,200
Mainvest Compensation	$1,800
Total	**$30,000**

Financial Forecasts

	Year 1	**Year 2**	**Year 3**	**Year 4**	**Year 5**
Gross Sales	$100,000	$175,000	$233,334	$300,000	$375,000
Cost of Goods Sold	$46,875	$82,031	$109,374	$140,623	$175,778
Gross Profit	$53,125	$92,969	$123,960	$159,377	$199,222
EXPENSES					
Marketing & Advertising	$4,800	$8,400	$11,200	$14,399	$17,998
Packaging	$7,200	$12,600	$16,800	$21,599	$26,998
Rent	$2,700	$4,725	$6,300	$8,099	$10,123
Transportation	$6,000	$6,150	$6,303	$6,460	$6,621
Operating Profit	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Coquette is not accepting investment.

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This information is provided by Coquette. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Offering Memorandum
Investor Agreement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
NM Registration Certificate.pdf

Investment Round Status

Target Raise	$30,000
Maximum Raise	$50,000
Amount Invested	$0
Investors	0
Investment Round Ends	July 30, 2021

Summary of Terms

Legal Business Name	Coquette LL
Investment Structure	Revenue Sharing No
Early Investor Bonus	2.4
Investment multiple for the first $10,000 invested	
Investment Multiple	1.6
Business's Revenue Share	1.6%-2.7
Minimum Investment Amount	$10
Repayment Schedule	Quarter
Securitization	Nor
Maturity Date	July 1, 202

Financial Condition

Historical milestones

Coquette has been operating since **July 2019** and has since achieved the following milestones:

Opened location in **Montauk, New York in 2019.**
Hired 5 new employees in the first quarter of 2021.
Built business partnerships that grew to include six recurring weekly orders.

Historical financial performance is not necessarily predictive of future performance.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Coquette's fundraising. However, Coquette may require addition al funds from alternate sources at a later date.

Forecasted milestones

Coquette forecasts the following milestones:

Secure lease in **Santa Fe, New Mexico** by **September, 2022.**
Hire for the following positions by **December 2021**:
Office Manager
Part-Time Pastry Chef
Marketing Director

Risk Factors

Limited Operating History

Coquette is a fairly newly established entity and has a limited history for prospective investors to consider. Coquette was establishe in July 2019.

Inability to Sell Your Investment

Coquette is not accepting investment.

View investment opportunities on Mainvest

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Changes in Economic Conditions Could Hurt Coquette

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Coquette's financial performance or ability to continue to operate. In the event Coquette ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Real Estate Risk

Coquette is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Coquette is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Coquette to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Coquette operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Coquette competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Coquette's core business or the inability to compete successfully against the with other competitors could negatively affect Coquette's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Coquette's management or vote on and/or influence any managerial decisions regarding Coquette. Furthermore, if the founders or other key personnel of Coquette were to leave Coquette or become unable to work, Coquette (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Coquette and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Coquette is a newly established entity and therefore has no operating history from which forecasts could be projected with.

The Company Might Need More Capital

Coquette might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Coquette is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Coquette nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual fi-

Lack of Ongoing Information

Coquette will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Coquette is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Coquette will carry some insurance, Coquette may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Coquette could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Coquette's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Coquette's management will coincide: you both want Coquette to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Coquette to act conservative to make sure they are best equipped to repay the Note obligations, while Coquette might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Coquette needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Coquette or management), which is responsible for monitoring Coquette's compliance with the law. Coquette will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Coquette is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Coquette fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Coquette, and the revenue of Coquette can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Coquette to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Coquette. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

Investor Discussion

This discussion is exclusively available to the business owners and investors.

Add a comment...

I'd love for this business to... My favorite part about this is... Please tell me more about...

Edward G. Norwood, MA 2 months ago

Ms. Olsen: I am sold! You should consider shipping the mason jar cakes to residents in other states. Ed

Monika B. Arlington, TX 2 months ago

Wishing you all the best in your endeavors and I am looking forward to tasting your product the next time I am in Santa Fe.

Caitlin O. 2 months ago **Coquette Entrepreneur**

Thanks so much!

james w. Santa Fe, NM 3 months ago

I am an experienced venture capitalists and this opportunity is well differentiated in Santa Fe.

Caitlin O. 3 months ago **Coquette Entrepreneur**

Thank you for your investment in Coquette & your kind words.

Janelle Christine S. Flushing, NY 3 months ago

I am excited about this investment. Native NYer. Enjoy New Mexico!

Caitlin O. 3 months ago **Coquette Entrepreneur**

Thank you! I greatly appreciate your investment in Coquette.

Caitlin O. 4 months ago **Coquette Entrepreneur**

There are only 14 days left to invest in Coquette Artisanal Cakes, selected as one of the best bakeries in the city by santafe.com. Coquette is grateful for each & every investment that has helped us to nearly reach the mid-way point of our investment goal. Who will be the one to push us past that final investment goal? So far, $4,800 have been raised. Just $ 5,200 more to go. We have faith that we will reach this goal. Help us get there! Invest today in Coquette. Thank you. Coquette is a female-led small business valuing sustainable practices. Coquette specializes in the creation of 12 elegant layered cakes in decorated jars. Coquette sources ingredients locally. Each cake is baked fresh daily with love at a commissary kitchen. Your investment helps Coquette to successfull navigate the next stage of business growth including: • Purchase Of A Delivery Vehicle • Product Labels & Packaging For Grocery Store Sales • Advertising & Marketing

Caitlin O. 4 months ago **Coquette Entrepreneur**

Coquette offers 12 scrumptious layered cakes in decorated jars: • Coconut Cake & Lemon Curd • Carrot Cake • Lemon Glazed Sunshine Cake & Raspberry Cream • Tiramisu • Buttercream Chocolate Cake & Raspberries • NY Style Cheesecake & Cherries • Pecan Pie Bread Pudding • Pumpkin Pie & Whipped Cream • Strawberry Shortcake • Apple Crisp • Rosettes With Dark Cherries &

Whipped Cream • Coconut Pineapple Tres Leches Cake Every Coquette Artisanal Cake is baked fresh daily with love at a commissa kitchen using locally sourced ingredients. Coquette is honored to be named one of the best bakeries in the city by santafe.com! Loc for Coquette Artisanal Cakes to be sold at local Grocery Stores, Farmers Markets & Food Halls soon!

Caitlin O. 4 months ago **Coquette Entrepreneur**

The idea for Coquette originated from recognizing that food options at Montauk beaches were limited. Coquette is a French word meaning the flirtatious woman. It captures the playful & flirty personality of the company. Strawberry Shortcake was the original cak flavor. Decorated jars served a practical purpose allowing beachgoers to enjoy their scrumptious treat immediately. It also allowed fo a lovely presentation of the layered cakes. Coquette has grown a great deal over the last year. The next stage of business expansion includes purchasing a delivery vehicle, preparing the cakes to be sold at grocery stores & a multi-faceted advertising campaign. Coquette is female-led & values sustainability, sourcing ingredients locally & supporting the community whenever possible.

Caitlin O. 4 months ago **Coquette Entrepreneur**

Launching Coquette in Santa Fe, New Mexico, at the start of the pandemic has caused significant challenges. The opening of Chom Food Hall, where Coquette Artisanal Cakes will be sold, is delayed. Large weddings are prohibited. As a result, custom wedding cake orders have stopped entirely. There is a nationwide shortage of glass jars. Social distancing is required. Many public events such as concerts have been cancelled. Despite all of these challenges, creative solutions have arisen for each one. The enthusiasm & suppo of the community is overwhelming & encouraging. Prosperous days are ahead & exciting developments are on the horizon for Coquette. Life is short. Make it sweet.

Caitlin O. 4 months ago **Coquette Entrepreneur**

What a joy to have been able to build a business around my passion for baking! I am grateful to all who have generously invested in the vision for Coquette moving forward & for all of my family & friends who have made realizing this dream possible. Thank you! If yo have specific questions about Coquette, feel free to contact me directly: www.coquettecakes.com Learn more about Coquette by reading this article recently published in The Santa Fe New Mexican Pasatiempo: https://www.santafenewmexican.com/pasatiempo/restaurants/amuse_bouche/let-them-eat-cake-coquette-satisfies-your-sweet-tooth/article_b24a1c12-2f63-11eb-9ec2-1b8645cc7b02.html

Lucas B. Hampshire, IL 4 months ago

The Cake is a Lie

Mason L. Washington, DC 5 months ago

Hello, I am interested in your business and have a few questions. I would like to know if you can provide any details of how you are getting your sales projections. Do you have current/previous year sales that you are going off of? Or if you think that your existing figures are not representative, could you give me an idea of how you are getting to the projected figures? I am also curious about yo distribution methods. I see that you are trying to setup a distribution in Whole Foods. Is that for one specific store for now, or is it several stores in a certain area, or even beyond that? Second, I know you are planning to open within Chomp Food Hall; would you have a permanent spot there for every day that the food hall is open, or would you be rotating out with other vendors for a spot? Finally, I looked on your website and saw that there is shipping available, but when going to checkout, I did not see an option to ente a shipping address and I did not see any shipping fee. Is this intended to ship anywhere in the US or just to a local area? If it will ship anywhere, will the website be updated to provide that? Lastly, I see that in your expenses, the first year of expenses may exceed th minimum mainvest funding goal. Do you have other sources of funding secured/saved, or are those expenses solely going to be covered by the mainvest funding and upcoming sales? I know I asked a lot of questions, and I understand if you cannot immediately answer some of them. I am interested in your business and would just like some insight on some of these things before making an investment decision. Thanks.

Caitlin O. 5 months ago **Coquette Entrepreneur**

Thanks for you interest in Coquette, Mason. The sales projections are generated based upon current sales & also based on the wholesale price per unit & total number of units per week to be sold to grocery stores. Coquette will have a regular presence at Chomp Food Hall, set to open in the next few months when the pandemic restrictions are lifted in Santa Fe, NM. Coquette Artisanal Cakes will be sold from a rented cooler space at Chomp. The initial launch of Coquette Artisanal Cakes will be at 4 Whole Foods Stores in New Mexico & Texas. Currently, I am working on developing a partnership with a local food manufacturing & distribution facility committed to the same ethics & high standards as Coquette. This partnership will eventually allow for Coquette Artisanal Cakes to be sold in Whole Foods Stores throughout the Southwestern United States (approx. 56 stores). Next month, Coquette Artisanal Cakes will be sold at a local food co-op. Once weddings resume in New Mexico, custom wedding cake orders will add substantially to sales. I will have my website designer correct that issue on the shipping portion of the online store. I ship nationwide provide contactless pick-up & free local delivery. Cakes are also sold daily on Grubhub. Other sources of funding, in addition to this investment campaign, include small business loans & grants as well as profit from sales. I hope this additional information provides

Coquette is not accepting investment.

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Caitlin O. 7 months ago **Coquette Entrepreneur**
Thank you for investing in Coquette Avrom!

LON I. Cheshire, CT 7 months ago
Hello. What you are presenting does not give much information . In simple math, please indicate how much you sold and cost of materials-- remove your labor

Caitlin O. 7 months ago **Coquette Entrepreneur**
Thank you for your inquiry, Lan. The 2021 sales projections, including profits from grocery store sales, are $75,000-$100,000. Materials will cost approximately $20,000 in 2021. That does not include the cost of purchasing a delivery vehicle which is essential for the next stage of business growth for Coquette. Thank you for your interest in Coquette Artisanal Cakes. Please let me know if y have any further questions.

Caitlin O. 7 months ago **Coquette Entrepreneur**
Lon*

LON I. Cheshire, CT 7 months ago
ok i am investing-- this is better info

LON I. Cheshire, CT 7 months ago
Hi-- I forgot to mention-- its very creative what you have. For the holidays-- think about creating something larger-- where it can fe 4 people, so it can be spooned out. Then charge for 6 on that piece. Less work and more profit and its got a great design so people will talk about it. Make sure the label has your phone number on it-- free advertising. Take a picture of the new design and have mainvest sent it to me please

Caitlin O. 7 months ago **Coquette Entrepreneur**
I appreciate your input. Coquette offers 15% off a sample cake box including 9 different layered cakes in decorated jars. Coquette is offering Rosettes layered with whipped cream & dark cherries for the Holiday Season. Three Fall flavors of cake are also available. Nationwide shipping, free local delivery & contactless pick-up available.

Caitlin O. 7 months ago **Coquette Entrepreneur**
Thank you for investing in Coquette Lon!

Caitlin O. 7 months ago **Coquette Entrepreneur**
Thank you to Ellen R. for investing in Coquette. Your support is greatly appreciated!

Magdalena P. Santa Fe, NM 8 months ago
I invested because I love desserts.

Coquette C. 8 months ago **Coquette Entrepreneur**
Yay! Thanks so much for investing in Coquette! Hopefully, you can enjoy on of our cakes soon! 🍰

Coquette C. 8 months ago **Coquette Entrepreneur**
One*

Magdalena P. Santa Fe, NM 8 months ago
Can't wait! Great idea! 🍁🌹

Gregg W. Montauk, NY 8 months ago
I invested because I believe in Caitlin's intelligence and determination

Coquette C. 8 months ago **Coquette Entrepreneur**
Thank you Gregg for your steadfast support of Coquette! I greatly appreciate it.

Coquette isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have

Coquette is not accepting investment.

View investment opportunities on Mainvest

Coquette is not accepting investment.
View investment opportunities on Mainvest

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Coquette is not accepting investment.
View investment opportunities on Mainvest